UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L107**

(CUSIP Number)

Leo Ou Chen Super ROI Global Holding Limited c/o 20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People’s Republic of China +86-10 5280 2802

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D filed with U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2016, as amended by Amendment No. 1 filed with the SEC on November 28, 2017 (the “Original Filing”) by, among others, Leo Ou Chen (“Mr. Chen”) and Super ROI Global Holding Limited (“Super ROI”), with respect to ordinary shares (“Ordinary Shares”), comprising of the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), and Class B Ordinary Shares, par value of $0.00025 per share (“Class B Ordinary Shares”) of Jumei International Holding Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect with respect to Mr. Chen and Super ROI. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138L107	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9% of the Ordinary Shares (representing 88.3% of the total outstanding voting power) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 50,892,198 Class B Ordinary Shares held by Super ROI, a British Virgin Islands company beneficially owned by Mr. Chen through a trust. The registered address of Super ROI is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.

(2)	Based on 118,561,821 Ordinary Shares as a single class outstanding as of March 31, 2019, being the sum of 67,669,623 Class A Ordinary Shares and 50,892,198 Class B Ordinary Shares, as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2018 as filed with the SEC on April 30, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9% of the Ordinary Shares (representing 88.3% of the total outstanding voting power) (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing 50,892,198 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.

(4)	Based on 118,561,821 Ordinary Shares as a single class outstanding as of March 31, 2019, being the sum of 67,669,623 Class A Ordinary Shares and 50,892,198 Class B Ordinary Shares, as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2018 as filed with the SEC on April 30, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Ordinary Shares of the Company. The Ordinary Shares of the Company consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00025 each.

ADSs, each representing ten Class A Ordinary Shares, of the Company are listed on the New York Stock Exchange under the symbol “JMEI.”

The principal executive offices of the Company are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Mr. Chen and Super ROI are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Chen is the founder, chairman of board of directors, chief executive officer and acting chief financial officer of the Company. Mr. Chen is a PRC citizen. Super ROI is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Super ROI is ultimately wholly owned by The Leo Chen Trust. RBC Trust Company (Singapore) Pte Ltd is the trustee of The Leo Chen Trust, with Mr. Chen as settlor and Mr. Chen and his family as beneficiaries. The principal business address of each of Mr. Chen and Super ROI is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Super ROI are set forth on Schedule A hereto and are incorporated herein by reference.

(d)–(e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 48138L107	13D	Page 5 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$135.3 million will be expended in acquiring the 67,669,623 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) not currently owned by the Reporting Persons as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2018 as filed with the SEC on April 30, 2019 (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital arranged by the Reporting Persons.  It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On January 11, 2020, Mr. Chen submitted a non-binding proposal (the “Proposal”) to the Company’s  board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by him and his affiliates (the “Buyer Group”) for cash consideration equal to US$20.0 per ADS, or US$2.0 per Class A Ordinary Share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit B, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 118,561,821 Ordinary Shares as a single class outstanding as of March 31, 2019, being the sum of 67,669,623 Class A Ordinary Shares and 50,892,198 Class B Ordinary Shares, as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2018 as filed with the SEC on April 30, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L107	13D	Page 6 of 9 Pages

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated January 13, 2020 by and between the Reporting Persons.
B	Proposal Letter dated January 11, 2020 from Mr. Chen to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Super ROI Global Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of class A ordinary shares, par value of $0.00025 per share, of Jumei International Holding Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 13, 2020.

Date: January 13, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Exhibit B

January 11, 2020

The Board of Directors
Jumei International Holding Limited (the “Company”)
20th Floor, Tower B, Zhonghui Plaza
No. 11 Dongzhimen South Avenue, Dongcheng District,
100007 Beijing
P. R. China

Dear Sirs:

I, Leo Ou Chen, Chairman of the Board of Directors and CEO of the Company, am pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all the outstanding ordinary shares (the “Shares”) of the Company, including all the Shares represented by American depositary shares (“ADS”, each representing ten (10) Shares), that are not already owned by me and my affiliates in a going-private transaction (the “Acquisition”).

I believe that the Acquisition provides an attractive opportunity to the Company’s shareholders. My proposed purchase price of US$20.0 per ADS in cash represents a premium of approximately 15% over the closing price of the Company’s ADSs on January 10, 2020.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. My affiliates and I beneficially own approximately 42.9% of all the issued and outstanding Shares of the Company, which represent approximately 88.3% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed. I am confident in our ability to consummate an Acquisition as outlined in this Proposal.

1. Buyer. My affiliates and I will be the sole purchaser in the Acquisition. As the controlling shareholder of the Company, I am interested only in pursuing the Acquisition and am not interested in selling our Shares or in participating in any other transaction involving the Company.

2. Purchase Price and Acquisition Structure. My proposed consideration payable for the Acquisition is US$20.0 per ADS (the “Offer Price”), in cash. Each ADS represents ten (10) Shares. I expect to form a special purpose acquisition vehicle (“Newco”) and implement the Acquisition through a statutory merger under the Cayman Islands company law of the Newco with the Company.

3. Financing. I intend to finance the Acquisition with a combination of debt and equity capital. Debt financing is expected to be provided by third-party loans, if required. I am confident that I can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this proposal. I am sure you will agree with me that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. I believe that the Acquisition will provide value to the Company’s shareholders. I recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In this regard, I believe it would be in the best interests of the Company for the Board to establish a special committee of independent directors to consider and evaluate this Proposal and the Acquisition.

8. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with the Board and its special committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me.

Sincerely yours,

Leo Ou Chen